Exhibit 99.1

Sinovac Biotech Ltd. Files Annual Report on Form 20-F

On Friday May 1, 2009, 12:37 pm EDT

BEIJING, May 1 /PRNewswire-FirstCall/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading developer and provider of vaccines in China, today announced that it has filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2008 on May 1, 2009. The Annual Report on Form 20-F is now available on the Company's website under the investor relations section at: http://www.sinovac.com/Investors/SECFilings/.

The Company will provide a hard copy of its complete audited financial statements to its shareholders free of charge upon request. Requests for a hard copy of the 2008 annual report can be processed by visiting the Investor Relations section of the Company's website and filling in the complete mailing details on the request form.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), and Anflu® (influenza). Panflu(TM) , Sinovac's pandemic influenza vaccine (H5N1), has already been approved for government stockpiling. Sinovac is developing vaccines for Enterovirus 71, Universal Pandemic Influenza, Japanese encephalitis vaccine, and Human Rabies vaccine. Its wholly-owned subsidiary, Tangshan Yian, is conducting field trials for independently developed inactivated animal rabies vaccines.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

        For more information, please contact:

        Helen G. Yang
        Sinovac Biotech Ltd.
        Tel: +86-10-8289-0088 x9871
        Fax: +86-10-6296-6910
        Email: info@sinovac.com

        Investors:
        Amy Glynn/Sara Ephraim
        The Ruth Group
        Tel: +1-646-536-7023/7002
        Email: aglynn@theruthgroup.com
                  sephraim@theruthgroup.com

        Media
        Janine McCargo
        The Ruth Group
        Tel: +1-656-536-7033
        Email: jmccargo@theruthgroup.com